

September 21, 2012

Via E-mail
Christopher Viehbacher
Chief Executive Officer
Sanofi
54, Rue La Boétie
75008 Paris, France

>   **Re: Sanofi**
>   **Form 20-F for the Fiscal Year Ended December 31, 2011**
>   **Filed March 6, 2012**
>   **File No. 001-31368**

Dear Mr. Viehbacher:

We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 18. Financial Statements
Consolidated Financial Statements

D.10. Accounts Receivable

1. Please provide us a breakdown of gross overdue receivables as of December 31, 2011 and June 30, 2012 or more recent date, if available, by country. For each country show a breakdown by amounts due from or dependent on the government and those that are not. Tell us which of these receivables and how much are included in the €134 million impairment reserve at December 31, 2011. Tell us the amount of overdue receivables that have been impaired subsequent to December 31, 2011. Provide us your analysis as to why you believe gross overdue receivables that are not impaired are collectible.

D.17. Debt, cash and cash equivalents, page F-66

2. You disclose 'debt, net of cash and cash equivalents' and 'gearing ratio' and indicate that these are non-GAAP measures. As the disclosure of non-GAAP amounts in the notes to the financial statements is precluded under Item 10(e)(1)(ii)(C) of Regulation S-K, please represent to us that you will remove these disclosures in future Forms 20-F. Otherwise, please explain to us why these disclosures in the financial statements are appropriate and reference for us the authoritative literature relied upon to support your position.

D.35. Segment Results. Page F-112

3. Business operating income is your segment measure of profit or loss; however, you further present business net income on a consolidated basis. Business net income is a non-GAAP measure which is not allowed to be presented within the financial statements under Item 10(e)(1)(ii)(C) of Regulation S-K. Please represent to us that you will remove business net income in this note in future Forms 20-F.

4. Please provide us proposed disclosure to be included in future periodic reports that:

   • Reconciles herein the total of the reportable segments' measures of profit or loss (business operating income) to consolidated profit or loss before tax expense in accordance with paragraph 28 of IFRS 8 or tell us why you believe the current reconciliation to net income complies with that literature.
   • Reconciles on page 92 total business operating income disclosed in the tables on page 92 to consolidated profit or loss before tax expense or an amount that otherwise complies with paragraph 28 of IFRS 8, consistent with the preceding bullet. Refer to the answer to question 19 of frequently asked questions regarding the use of non-GAAP financial measures, which can be found at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm
   • Remove the reference to the amount of business operating income on page 116 in the narrative and in the table, and elsewhere such as pages 130 and 131 as this context suggests a non-GAAP financial measure and your filing does not currently include the required disclosures for this non-GAAP measure. Alternatively include the required non-GAAP disclosures. Refer to the answer to question 21 of frequently asked questions regarding the use of non-GAAP financial measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant